Exhibit 99.6

Top Analyst Firm Confirms: NICE a Leader in Biometric Authentication
and Fraud Detection Market

NICE's unique features in real-time multichannel authentication and fraud mitigation tools improve customer experience, enrollment rates and biometrics ROI

Hoboken, N.J., October 16, 2017 – NICE (Nasdaq:NICE) today announced that it has been recognized by Opus Research as one of the top tier vendors in both authentication and fraud detection using voice biometrics. The company was noted for the breadth of its contact center solutions and the depth of its integration capabilities, as well as a consistently strong execution of its strategic vision.

NICE stood out among a total of 19 companies evaluated in Opus Research's 2017 Voice Biometrics Intelliview report. Its fraud prevention solutions were recognized for their robustness, such as integration with rules-based analytics tools assessing massive amounts of data and metadata.

NICE was also lauded for its success "in building an impressive roster of corporate customers and a correspondingly large… database of voiceprints," and the range of NICE Real Time Authentication solutions incorporating voice biometrics, including passive enrollment, was noted as among the broadest available.

Opus Research further placed NICE among the top of its field for meeting service level agreements and commitments, as well as its deep integration capabilities, strong business relationships, and a proven ability to execute its strategy and vision.

Ravin Sanjith, Program Director for Intelligent Authentication at Opus Research:
"In recent years, dramatic changes have taken place in both technology capabilities and market dynamics for voice biometrics solution providers. NICE's leadership in the voice biometrics market reflects the company's success in building an impressive roster of corporate customers and a correspondingly large database of voice prints. NICE has been a pioneer in the market, delivering on a range of unique, fully integrated voice biometrics, analytics and fraud solutions, streamlining all authentication-related processes in one product; with the latest innovation being first to market with passive enrollment for self-service channels."

Miki Migdal, President of the NICE Enterprise Product group:
"NICE is proud to be an industry leader in voice biometrics, which includes rapid and transparent multi-channel authentication using a single voiceprint across channels, and a unique historical passive enrollment solution, neither of which requires complex integrations or prolonged implementation processes. For our contact center clients, the result is a reinvention of customer experience, with unprecedented enrollment rates and improved satisfaction, as well as cost savings from day one and a quicker ROI."

About the Opus Research report
The Voice Biometrics Intelliview report, subtitled "Solutions to Optichannel Challenges", provides enterprise executives competitive context for 19 firms offering authentication solutions that include voice biometrics. The report is part of Opus Research's mission to provide critical insight and analysis of enterprise implementations of software and services that support multimodal customer care and enterprise mobility strategies.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.